EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)
	2006	2005	2004
Earnings:
Income before taxes	$49,939	$51,066	$50,002
Add: Fixed charges	38,463	36,880	33,196
Total earnings	88,402	88,046	83,198

Fixed charges:
Interest expense, including amortization of deferred loan costs	37,059	35,662	32,281
Interest expense estimate within rental expense	1,404	1,218	915
Total fixed charges	$38,463	$36,880	$33,196

Earnings / Fixed Charges	2.30	2.39	2.51